Ex.28(d)(8)

REIMBURSEMENT AGREEMENT

AGREEMENT made as of May 1, 2020, by and among State Street Master Funds, a Massachusetts business trust, State Street Institutional Investment Trust, a Massachusetts business trust, State Street Navigator Securities Lending Trust, a Massachusetts business trust, Elfun Government Money Market Fund, a Connecticut common law trust (“EGMMF”) (each a “Trust”), on behalf of each Trust and any of the Trusts’ money market series now existing or which may be created in the future (each a “Fund” and together with EGMMF, each a “Fund”), SSGA Funds Management, Inc. (“SSGA FM”), as investment adviser, and State Street Global Advisors Funds Distributors, LLC (“SSGA FD”), as distributor and, for certain Funds, shareholder services provider (SSGA FM and SSGA FD each a “Service Provider”).

WHEREAS, each Service Provider has entered into one or more agreements with the Funds to provide investment advisory, administration, distribution and/or shareholder services;

WHEREAS, each Service Provider may undertake contractual obligations from time to time to waive fees and/or reimburse expenses of a Fund or share class thereof (a “Class”) as necessary to prevent the total expenses of the Fund or Class from exceeding a specified amount, exclusive of certain expenses and/or fees identified in such contract (for each Fund or Class, each a “Contractual Total Expense Limit”); and

WHEREAS, each Service Provider may further voluntarily reduce all or a portion of its fees and/or reimburse expenses of one or more Funds (to the extent permitted by the Internal Revenue Code of 1986, as amended (the “Code”)) to the extent necessary to maintain a certain minimum net yield for each such Fund or one or more of its Classes (the “Minimum Yield”), which may vary from time to time and from Fund to Fund and Class to Class within the same Fund, in SSGA FM’s sole discretion (any such waiver or reimbursement of expenses by a Service Provider being referred to herein as a “Voluntary Reduction”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.

Fund’s Agreement to Reimburse Service Provider. Each Fund hereby agrees to reimburse each Service Provider for the full dollar amount of any Voluntary Reduction in respect of such Fund, provided that a Fund is not obligated to reimburse a Service Provider:

a.	more than three years after the end of the fiscal year of the Fund in which the Service Provider provided a Voluntary Reduction;

b.	in respect of any business day for which the net annualized one-day yield of such Fund or applicable Class is less than 0.00%;

c.

to the extent that the amount of the reimbursement to all Service Providers on any day exceeds fifty percent of the yield (net of all expenses, exclusive of the reimbursement) of the Fund or the Applicable Class on that day;

Information Classification: Confidential

d.	to the extent that the amount of such reimbursement would cause the Fund’s or applicable Class’s net yield to fall below the Fund’s or applicable Class’s Minimum Yield;

e.

in respect of any such fee waivers and/or expense reimbursements that are necessary to maintain a Fund’s Contractual Total Expense Limit which is effective at the time of such fee waivers and/or expense reimbursements; or

f.

in any manner that would result in a Class bearing the cost of a reimbursement to the Service Provider for any Class-specific expense (including, without limitation, fees payable in accordance with a plan authorized pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, or Shareholder Servicing Agreement or similar arrangement) that was waived or reimbursed to the Fund with respect to a different Class.

A Service Provider may, in its sole discretion, irrevocably waive receipt of any or all reimbursement amounts due from a Fund, without limitation.

For the avoidance of doubt, a Fund is not obligated to reimburse a Service Provider, and each Service Provider agrees to not seek reimbursement, with respect to any amount of a Voluntary Reduction that was waived or reimbursed to a Fund prior to the date hereof. If Service Providers have each provided a Voluntary Reduction that is subject to reimbursement, the parties intend that any amounts reimbursed hereunder shall be first applied with respect to the Voluntary Reduction provided by SSGA FM and applied second with respect to the Voluntary Reduction provided by SSGA FD, unless otherwise required by applicable law, regulation, generally accepted accounting principles, or to preserve a Fund’s qualification as a regulated investment company under the Code.

2.

Reporting. On a quarterly basis, SSGA FM will provide a report to the Board of Trustees of each Trust that identifies the aggregate amount of all reimbursements by the Funds to the Service Providers pursuant to this Agreement during the preceding quarter.

3.

Duration. This Agreement shall be effective through the first anniversary of the date first above written, and shall continue for successive one-year periods (the “Term”), provided, however, that a party hereto may terminate this Agreement with respect to it at any time upon 60 days’ prior notice to the other parties. The expiration or termination of this Agreement will not affect a Fund’s obligation to reimburse a Service Provider for Voluntary Reductions made during the Term of this Agreement, in accordance with the terms hereof.

4.	Payment. Amounts owed hereunder that accrue in a given month shall be payable at the end of such month, accrued on a daily basis, or in accordance with the customary payment practices of each Fund.

Information Classification: Confidential

5.

Limitation of Liability. Each Trust that is a Massachusetts business trust has a copy of its Declaration of Trust on file with the Secretary of The Commonwealth of Massachusetts. The obligations of each such Trust hereunder shall not be binding upon any of the shareholders, Trustees, officers, employees or agents of the Trust, personally, but shall bind only the trust property of the Trust, as provided in its Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Trustees of Trust and signed by an officer of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in its Declaration of Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

State Street Master Funds		SSGA Funds Management, Inc.

By:	/s/ Bruce Rosenberg	By:	/s/ Ellen M. Needham
Title:	Treasurer	Title:	President

State Street Institutional Investment Trust		State Street Global Advisors Funds Distributors, LLC

By:	/s/ Bruce Rosenberg	By:	/s/ Ellen M. Needham
Title:	Treasurer	Title:	Director

Elfun Government Money Market Fund

By:	/s/ Bruce Rosenberg
Title:	Treasurer

State Street Navigator Securities Lending Trust

By:	/s/ Bruce Rosenberg
Title:	Treasurer

Information Classification: Confidential

3